Exhibit 99.3
Attendance Card Abcam plc – General Meeting

Notice of availability

Please note that, depending on your election, hard copies of Abcam plc’s Notice of General Meeting may not be enclosed. Both documents are, however, available on the Company’s website at corporate.abcam.com.

If at any point you should wish to opt out of receiving documents and information via our website, then you may do so in writing, sent to our registrars at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU.

Deadline for receipt of Form of Proxy
The deadline for the receipt of your Form of Proxy for the General Meeting by our registrars, Equiniti Limited, is 2.00pm on Wednesday 9 November 2022.

Further details relating to the appointment of proxies are provided in the notes to the Form of Proxy which are printed overleaf.
The General Meeting is to be held at 2.00 pm on Friday 11 November 2022 at the offices of Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB4 0AX.

If you wish to attend this meeting in your capacity as a holder of ordinary shares, please sign this card and on arrival hand it to the Company’s registrars. This will facilitate entry to the meeting.

Signature of person attending	Shareholder reference number

Form of Proxy
Abcam plc – General Meeting

Voting ID	Task ID	Shareholder Reference Number

I/We being a member(s) of the Company hereby appoint the Chairman of the Meeting or (see note 1 overleaf)

Name of Proxy	Number of shares proxy appointed over:

as my/our proxy to vote on my/our behalf at the General Meeting of the Company to be held at 2.00 pm on Friday 11 November 2022 and at any adjournment thereof. I/We have indicated with a X how I/we wish my/our votes to be cast on the following resolution.

If you wish to appoint multiple proxies, please see note 1 overleaf.	☐ Please also tick here if you are appointing more than one proxy.

Resolution
Please mark X to indicate how you wish to vote
1.	In accordance with Rule 41 of the AIM Rules for Companies, to cancel the admission to trading on AIM of the ordinary shares of £0.002 each in the capital of the Company to authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation.

Signature	Date

Notes

1.  Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder but must attend the meeting, as his/her proxy to exercise all or any of his/her rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the full name of your chosen proxy holder in the space provided (see over). If you sign and return this form with no name inserted in the box, the Chairman will be deemed to be your proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Form of Proxy has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

2.  To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. If sending from outside the UK, the correct postage will need to be applied.

3.  In the case of joint members, any one of such members may vote at the General Meeting and if more than one of such joint members is present either personally or by proxy, the vote of the most senior who tenders a vote will be accepted to the exclusion of the votes of the other registered members. Seniority is determined by the order in which the names stand in the register. In the case of joint members, only one needs to sign the proxy.

4.  If the appointer is a corporation, the Form of Proxy should be executed under its common seal or signed by a duly authorised officer or attorney or otherwise in accordance with section 44 of the Companies Act 2006. The appropriate power of attorney or other authority should be returned with the form.

5.  To direct your proxy how to vote on the resolution being proposed at the meeting mark the appropriate box with an “X”. If no voting indication is given, your proxy will vote, or abstain from voting, at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

6.  The ‘Vote withheld’ option is provided to enable you to abstain on the resolution. However, it should be noted that a ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ the resolution.

7.  Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company as at 6:30pm on Wednesday 9 November 2022 (or, in the case of any adjournment of the meeting, no later than 48 hours (excluding any part of a day that is not a business day) before the time appointed for the holding of the adjourned meeting). Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8.  Any shareholder who holds through CREST and who wishes to appoint a proxy through the CREST proxy voting service for the meeting may do so by using the procedures described in the CREST Manual (available at https://www.euroclear.com/en.html). To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer’s agent (ID RA19) by 2:00pm on Wednesday 9 November 2022. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST personal members or other CREST sponsored members and those CREST members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. In any case your Form of Proxy must be received by the Company’s registrars no later than 2:00pm on Wednesday 9 November.

9.  The completion and return of this form will not preclude a member from attending the meeting and voting in person. If you attend the meeting in person, your proxy appointment will automatically be terminated.

10.  If two or more valid but different instruments of proxy are delivered in respect of the same share for use at the General Meeting, the one which is last validly deposited or received shall be treated as replacing and revoking the other proxy as regarding the share. Which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies. If conflicting proxies are sent or received at the same time or if the Company is unable to determine which was sent or received last in respect of (or deemed to be in respect of) an entire holding, none of them shall be treated as valid).

11.  If you prefer, you may return the Form of Proxy to the registrars in an envelope addressed to Equiniti Limited, FREEPOST RTHJ-CLLL-KBKU, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU.

12.  The Form of Proxy must arrive at Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU during usual business hours accompanied by any power of attorney under which it is executed (if applicable) no later than 2:00pm on Wednesday 9 November 2022.

13.  The Company may process personal data of attendees and participants at the General Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data. The Company shall process such personal data in accordance with its privacy policy.